Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30,
	2012	2011
	(000’s)	(000’s)
Earnings:
Loss from continuing operations attributable to MDC Partners Inc.	$(57,738)	$(25,065)
Additions:
Income tax expense	6,014	904
Noncontrolling interest in income of consolidated subsidiaries	4,428	6,537
Fixed charges, as shown below	43,218	37,536
Distributions received from equity-method investees	542	4,067
	54,202	49,044
Subtractions:
Equity in income of investees	399	214
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	399	214

Earnings as adjusted	$(3,935)	$23,765
Fixed charges:
Interest on indebtedness, expensed or capitalized	32,722	29,368
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	1,698	1,662
Interest within rent expense	8,798	6,506
Total fixed charges	$43,218	$37,536
Ratio of earnings to fixed charges	N/A	0.63
Fixed charge deficiency	$47,153	13,771